Offer to Purchase

Exhibit C

SPECIAL TENDER OFFER

Offer to Purchase

AIP Multi-Strategy Fund P

Regular Mail

P.O. Box 2175

Milwaukee, WI 53201-2175

Offer to Purchase Shares

Dated September 29, 2015

Letters of Transmittal Tendering Shares

Must Be Received by

AIP Multi-Strategy Fund P by

12:00 Midnight, Eastern Time, on October 29, 2015.

Withdrawal Rights Will Expire at

12:00 Midnight, Eastern Time, on November 9, 2015,

Unless the Offer is Extended

To the Shareholders of

AIP Multi-Strategy Fund P:

The table on the next page sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
August 31, 2015	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value

August 1, 2015 & September 1, 2015	Prior Two Admission Dates	the last two dates before the Commencement Date as of which Shares of the Fund were sold

September 29, 2015	Commencement Date	the date as of which the Offer commenced

October 29, 2015	Initial Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund

October 29, 2015*	Notice Date	the later to occur of the Initial Notice Date and the latest date (if any) subsequently designated by the Fund, in any properly authorized extension of the Offer, by which Shareholders may tender their Shares (with respect to which extension Shareholders are properly notified by the Fund in writing in accordance with the terms set forth later in this document)

November 9, 2015	Initial Expiration Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request

November 9, 2015*	Expiration Date	the date as of which the Offer is no longer revocable, which will be the later to occur of the Initial Expiration Date and the latest date subsequently designated by the Fund in any properly authorized extension of the Offer

November 24, 2015	Acceptance Date	the date which is 40 business days after the Commencement Date

January 31, 2016*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last day of the month immediately following the month in which the Expiration Date occurs

December 31, 2016*	Fiscal Year-End Date	the last day of the fiscal year during which the Valuation Date occurs.

*	Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

AIP Multi-Strategy Fund P, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase shares of the Fund (“Shares”) from shareholders of the Fund (“Shareholders”) for an in-kind payment of shares of AIP Multi-Strategy Fund A (the “Master Fund”) on the terms and conditions set out in this “Offer to Purchase” and the related “Letter of Transmittal,” which, together, constitute the “Offer.” (As used in this Offer, the term “Shares” will refer to shares of the Fund representing a beneficial interest of ownership in the Fund.)

The Fund invests substantially all of its assets in shares of the Master Fund, a Delaware statutory trust.

The Fund is hereby offering to purchase Shares from Shareholders, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of the Valuation Date. (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw the tenders of all of their Shares until 12:00 midnight, Eastern time, on the Initial Expiration Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Expiration Date). If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last day of the month immediately following the month in which the Expiration Date occurs. This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered in the aggregate, but this Offer is subject to certain conditions described below including that individual Shareholders must tender all Shares for purchase. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Agreement and Declaration of Trust dated as of February 27, 2008 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

Shareholders should realize that the value of the Shares tendered in this Offer likely will change between the Prior NAV Calculation Date and the Valuation Date. Each Shareholder tendering Shares should also note that, with respect to the Shares tendered and accepted for purchase by the Fund, such Shareholder will remain a Shareholder in the Fund through the Valuation Date, as of which the net asset value of its Shares is calculated. After the Valuation Date, such Shareholders will become shareholders of the Master Fund. Any tendering Shareholder wishing to obtain the estimated net asset value of its Shares should contact the Fund at P.O. Box 2175, Milwaukee, WI 53201-2175 or one of the Fund’s dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Shareholders desiring to tender all of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set out below.

Important

None of the Fund, Morgan Stanley AIP GP LP (in its capacity as the Master Fund’s investment adviser, the “Adviser”), and the Fund’s Board of Trustees (the “Board of Trustees”) makes any recommendation to any Shareholder as to whether to tender, or refrain from tendering, Shares. Each Shareholder must make its own decision whether to tender all of its Shares.

Because each Shareholder’s investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether any Shareholder should tender Shares pursuant to the Offer. No person has been authorized to give any information, or to make any representations, in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund at:

AIP Multi-Strategy Fund P

P.O. Box 2175

Milwaukee, WI 53201-2175

Phone: (800) 421-7572

Fax: (877) 839-1119

TABLE OF CONTENTS

1.	SUMMARY TERM SHEET	C-6

2.	BACKGROUND AND PURPOSE OF THE OFFER	C-7

3.	OFFER TO PURCHASE AND PRICE	C-9

4.	AMOUNT OF TENDER	C-10

5.	PROCEDURE FOR TENDERS	C-10

6.	WITHDRAWAL RIGHTS	C-11

7.	PURCHASES AND PAYMENT	C-11

8.	CERTAIN CONDITIONS OF THE OFFER	C-12

9.	CERTAIN INFORMATION ABOUT THE FUND	C-12

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES	C-13

11.	MISCELLANEOUS	C-15

1.	SUMMARY TERM SHEET.

This Summary Term Sheet highlights certain information concerning this Offer. For a full understanding of the Offer and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•	The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to purchase all of your Shares. The Fund is offering to purchase Shares in an amount up to 50% of the net assets of the Fund. You must tender all of your Shares.

•	We will purchase each Share you tender for purchase at its net asset value (that is, (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of outstanding Shares of the Fund) calculated as of the Valuation Date. If you desire to tender Shares for purchase, you must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). You have the right to change your mind and withdraw the tenders of your Shares until 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, until 12:00 midnight, Eastern time, on the latest applicable Expiration Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date.

•	The Fund reserves the right to extend the Offer, adjusting as necessary the Notice Date, the Expiration Date, and the Valuation Date.

•	If you tender all of your Shares and we purchase those Shares, you will receive an in-kind payment of Master Fund shares. You will not receive cash in exchange for the Shares accepted for purchase by the Fund. This is a one-time offer and future repurchase offers are anticipated generally to be made for cash.

•	The value of the Master Fund shares that you receive, determined as of the Valuation Date, will be equal to the value of the Shares being purchased from you. This amount will be the value of your Shares determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. The Master Fund shares will be transferred to you no later than 30 days after the Valuation Date.

•	Following this Summary Term Sheet is a formal notice of the Offer to Purchase your Shares. If you desire to tender Shares for purchase, you must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). You have the right to change your mind and withdraw the tenders of your Shares until 12:00 midnight Eastern time, on the Initial Expiration Date (or, if the Offer is extended, until 12:00 midnight, Eastern time, on any later Expiration Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein and you re-tender all of your Shares. If the Fund has not yet accepted your tender of Shares on or before the Acceptance Date, you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

•	If you would like the Fund to purchase all of your Shares, you should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with our Offer, to the Fund at either of the following addresses:

Overnight Delivery:	Regular Mail:
AIP Multi-Strategy Fund P	AIP Multi-Strategy Fund P
235 West Galena Street	P.O. Box 2175
Milwaukee, WI 53212	Milwaukee, WI 53201-2175

or (ii) fax it to the Fund at (877) 839-1119, so that it is received before 12:00 midnight, Eastern time, on the Initial Notice Date. See Section 5. The value of your Shares may change between the Prior NAV Calculation Date and the Valuation Date. See Section 3.

•	As of the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $57,187,473, and the net asset value of each Share of the Fund was $1,005.38. If you would like to obtain the estimated net asset value of your Shares, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact one of our dedicated account representatives at (800) 421-7572 or at the address listed on the cover page to this Offer to Purchase, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time. See Section 3.

•	The Master Fund is generally offered to investors that have entered into a “wrap” fee, asset allocation or other managed asset program with a registered investment adviser (a “RIA”). For that reason, the Master Fund does not charge a sales load or shareholder servicing fee and thus has lower ongoing expenses than the Fund. Please consult your financial adviser or RIA for more information about the ramifications for your investment account if you tender your Shares in this in-kind tender offer and become a shareholder of the Master Fund.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of this Offer is to provide Shareholders with the opportunity to invest directly in the Master Fund by converting all of their Shares in the Fund to Master Fund shares.

The Fund previously offered to purchase Shares from Shareholders pursuant to written tenders, and set out below is a chart summarizing the effective dates of those offers, the aggregate amounts of Shares tendered in those offers, and the aggregate amounts of tendered Shares accepted by the Fund for purchase.

Effective Date of Offer	Maximum Amount Subject to the Offer	Amount Tendered		Amount Accepted
December 31, 2010	$3,583,413	$0		$0
March 31, 2011	$3,783,646	$0		$0
June 30, 2011	$4,117,320	$0		$0
September 30, 2011	$5,543,661	$0		$0
December 31, 2011	$5,785,424	$0		$0
March 30, 2012	$5,896,851	$0		$0
June 29, 2012	$6,300,384	$0		$0
September 28, 2012	$6,729,850	$200,000		$200,000
December 31, 2012	$6,795,501	$1,355,288		$1,355,288
March 28, 2013	$7,087,211	$1,563,905		$1,563,905
June 28, 2013	$7,621,797	$0		$0
September 30, 2013	$8,104,680	$0		$0
December 31, 2013	$8,113,620	$469,104		$469,104
March 31, 2014	$8,470,974	$241,215		$241,215
June 30, 2014	$10,629,194	$5,415,065		$5,415,065
September 30, 2014	$9,872,469	$2,160,540		$2,160,540
December 31, 2014	$9,732,949	$4,084,760		$4,084,760
March 31, 2015	$10,001,120	$500,000		$500,000
June 30, 2015	$9,856,504	$517,083		$517,083
September 30, 2015	$10,411,720	$508,544	*	$508,544	*
December 31, 2015	$10,810,939	$412,367	*	$412,367	*

*	This amount is an estimate. The net asset values as of September 30, 2015 and December 31, 2015 of the Shares (and portions thereof) tendered pursuant to the offers are not yet available.

The Board of Trustees has determined to cause the Fund to make this Offer, after consideration of various matters, including without limitation those set out in the Fund’s Prospectus dated May 1, 2015 (as it may be amended, modified, or otherwise supplemented from time to time, the “Prospectus”) and the recommendations of the Adviser, to provide Shareholders with the opportunity to invest directly in the Master Fund by converting all of their Shares in the Fund to Master Fund shares. The Adviser intends to recommend to the Board of Trustees that the Fund offer to purchase Shares on a quarterly basis each year, but the Board of Trustees may determine not to accept such recommendations from time to time.

The in-kind purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. Any potential higher costs to Shareholders not tendering Shares may be reduced or eliminated as a result of the cap on the Fund’s total annual operating expenses. These effects may also be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, in accordance with the Prospectus. Shares may be purchased as of the first day of each calendar month at the Fund’s then current net asset value per Share.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that the Offer is set to expire on the Initial Expiration Date (or, if the Offer is extended, the latest applicable Expiration Date) and that, if you desire to tender Shares for purchase, you must do so by the Initial Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). With respect to the Shares you are tendering which are accepted for purchase by the Fund, you remain a Shareholder of the Fund through the Valuation Date, when the net asset value of your Shares is calculated. After the Valuation Date, you will become a shareholder of the Master Fund.

The Master Fund is generally offered to investors that have entered into a “wrap” fee, asset allocation or other managed asset program with a RIA. For that reason, the Master Fund does not charge a sales load or shareholder servicing fee and thus has lower ongoing expenses than the Fund. Please consult your financial adviser or RIA for more information about the ramifications for your investment account if you tender your Shares in this in-kind tender offer and become a shareholder of the Master Fund.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms, and subject to the conditions, of the Offer, including the limitation described in the following two sentences, purchase Shares tendered by Shareholders, by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date), and not withdrawn (as provided in Section 6 below) before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date). The Fund is offering to purchase Shares in an amount up to 50% of the net assets of the Fund. The Fund reserves the right to extend, amend, or cancel the Offer as described in Sections 4 and 8 below. The value of each Share tendered for purchase will be the net asset value per Share as of the Valuation Date, payable as set out in Section 7.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, Shareholders must tender all of their Shares. The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered in the aggregate.

If the amount of Shares properly tendered pursuant to the Offer and not withdrawn pursuant to the terms of the Offer is less than or equal to 50% of the Fund’s net assets (or such greater amount as the Fund may elect to purchase as set forth below), the Fund will, on the terms, and subject to the conditions, of the Offer, purchase all Shares so tendered unless the Fund elects to cancel or amend its Offer or to postpone acceptance of tenders made as provided in Section 8 below. If Fund Shares in excess of 50% of the Fund’s net assets are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934 (the “1934 Act”); (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. Additionally, the Offer may be extended, amended, or canceled in various other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by the Initial Notice Date (or, if the Offer is extended, by the latest applicable Notice Date) a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 12:00 midnight, Eastern time, on Initial Notice Date (or, if the Offer is extended, no later than 12:00 midnight, Eastern time, on the latest applicable Notice Date).

The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election, and complete risk, of the Shareholder tendering Shares, which may include without limitation the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt), and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser, or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS.

The Prospectus provides that a tender of Shares may be withdrawn by a Shareholder at any time before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5 and Shareholders re-tender all of their Shares. Pursuant to Rule 13e-4(f)(2)(ii) of the 1934 Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date. To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of tendered Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and purchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the net asset value thereof as of the Valuation Date. The value of the Fund’s net assets is determined as of the close of the Fund’s business at the end of each month in accordance with procedures as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Board of Trustees. The Fund will not pay interest on the purchase amount.

With respect to each Shareholder tendering Shares which are accepted for purchase, payment of the purchase amount will consist of an in-kind distribution of Master Fund shares. The value of the Master Fund shares that a tendering Shareholder receives, determined as of the Valuation Date, will be equal to the value of the Shares being purchased from the Shareholder. The in-kind payment will be made no later than 30 days after the Valuation Date.

The Fund will make an in-kind payment of Master Fund shares for the purchase of Shares pursuant to the Offer. The Fund has the resources necessary to make payment for the Shares it purchases in the Offer without the need to create additional liquidity since the Fund will be distributing Master Fund shares to Shareholders participating in the Offer. Given the in-kind nature of the Offer, it is not necessary for the Fund to borrow funds to purchase Shares tendered in connection with the Offer.

8.	CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. In the event that the Fund so elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined as of the close of business on the last day of the month following the month in which the Offer expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in the following paragraph, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer, or postpone the acceptance of tenders made pursuant to the Offer, if: (a) the Fund would not be able to liquidate portfolio securities in an orderly manner consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities, or suspension of payment by banks in the United States or New York State, which is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities, or other international or national calamity directly or indirectly involving the United States which is material to the Fund (although the Fund acknowledges the military actions involving the United States in Iraq, Afghanistan, and the surrounding regions and has determined, as of the date hereof, that such actions are not material to the Fund), (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund most recently calculated as of the Commencement Date, or (vii) other event or condition which would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company. It was organized as a Delaware statutory trust on February 27, 2008. Subscriptions for Shares of the Fund were first accepted for investment as of May 3, 2010. The Fund’s principal office is located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust.

None of the Fund, the Adviser, or the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund, including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the amount offered for the purchase of Shares pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund.

Other than the acceptance of subscriptions for Shares as of the Prior Two Admission Dates and the tender offer to purchase Shares that commenced on August 28, 2015, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Adviser.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The exchange of Shares for Master Fund shares pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), an exchange of Shares for Master Fund shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of Master Fund shares by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account.

A Shareholder that tenders its Shares will recognize gain (if any) equal to the difference between (i) the value (determined as of the Valuation Date) of the Master Fund shares that are exchanged for the Shares purchased in the Offer and (ii) the Shareholder’s adjusted basis in such

Shares. If a Shareholder’s adjusted basis in its Shares exchanged exceeds the value (determined as of the Valuation Date) of the Master Fund shares received, such loss may be disallowed as discussed in the paragraph below. If such Shares are held as a capital asset, the gain or (if permitted) loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the Master Fund shares received are considered to be “substantially identical” to the Shares exchanged, a Shareholder will not be permitted to recognize any loss on the exchange of Shares for Master Fund shares. There are no regulations, published rulings or judicial decisions addressing whether securities with terms substantially the same as the Master Fund shares and Shares are considered substantially identical and no rulings have or will be sought from the Internal Revenue Service (“IRS”) regarding this issue. However, while the matter is not free from doubt, the Fund believes that the Master Fund shares received are likely to be considered substantially identical to the Shares for U.S. federal income tax purposes. Assuming that is the case, any loss on the exchange of Shares for Master Fund shares will generally not be allowed and a Shareholder will add the amount of any such disallowed loss to its basis in its Master Fund shares received. Shareholders are advised to consult their own tax adviser concerning the federal income tax treatment of any loss realized on the exchange of Shares for Master Fund shares.

If the requirements of Section 302(b) of the Code are not met, the value (determined as of the Valuation Date) of the Master Fund shares received by a Shareholder pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that the value (determined as of the Valuation Date) of the Master Fund shares received exceed such Shareholder’s allocable share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares treated as constructively held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from a Fund and net gains from redemptions or other taxable dispositions or exchanges of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

Foreign Shareholders. The value (determined as of the Valuation Date) of the Master Fund shares (including constructive dividends) received by a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign

Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 28% (“backup withholding”) from the receipt of Master Fund shares by a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to Master Fund shares that are treated as exchanged for tendered Shares only if it furnishes to the Fund a duly completed applicable Form W-8, signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer, or tenders pursuant thereto, would not be in compliance with the laws of such jurisdiction. The Fund reserves the right, however, to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided that the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

Reference is made to the audited financial statements of the Fund for the year ended December 31, 2014 and audited financial statements of the Fund for the year ended December 31, 2013, which were prepared by the Fund, furnished to Shareholders, and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on March 9, 2015 and March 7, 2014, respectively. Such financial statements are incorporated herein by reference in their entirety. Copies of the financial statements can be obtained free of charge by writing to the Fund c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212 or by calling (800) 421-7572 and at the Securities and Exchange Commission’s internet website, http://www.sec.gov.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on the first page of the Letter of Transmittal or from the Securities and Exchange Commission’s internet website, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the Securities and Exchange Commission at 100 Fifth Street, N.E., Washington, D.C. 20549-0102.